SERVICES AGREEMENT

This AGREEMENT (this “Agreement”) is dated as of October 15, 2008, by and among XTL Biopharmaceuticals Ltd., a public company limited by shares organized under the laws of Israel (the “Company”), Quogue Bioventures LLC, a limited liability company formed under the laws of the State of Delaware (“Quogue”), and Antecip Bioventures LLC, a limited liability company formed under the laws of the State of Delaware (“Antecip”, with each of Quogue and Antecip to be referred to collectively as “Finders” and each as a “Finder”). This Agreement is effective as of January 15, 2007 (the “Effective Date”).

WHEREAS, the Company engaged Wayne Rothbaum and Herriot Tabuteau to provide certain business development activities for XTL Development, Inc., an indirect subsidiary of the Company (“XTL Development”);

WHEREAS, as a result of the business development activities performed by Wayne Rothbaum and Herriot Tabuteau, DOV Pharmaceuticals, Inc. (“DOV Pharmaceuticals”) and XTL Development entered into an agreement, dated as of January 15, 2007, for the licensing, development and commercialization of bicifadine (the “License Agreement”);

WHEREAS, the Company, XTL Development, Wayne Rothbaum and Herriot Tabuteau entered into that certain binding term sheet, dated as of January 15, 2007, setting forth in summary terms of the compensation payable by the Company to Wayne Rothbaum and Herriot Tabuteau, or their designees, for the services provided by them to the Company in connection with the License Agreement (the “Term Sheet”);

WHEREAS, the Company, and each of Quogue and Antecip, as designees of Wayne Rothbaum and Herriot Tabuteau, respectively, desire to more fully set forth the terms and conditions of the aforementioned services and compensation;

NOW THEREFORE, the parties to this Agreement, intending to be legally bound hereby, agree as follows:

1. Services.

The parties acknowledge and agree that the Finders successfully performed certain business development and other related activities, on behalf of XTL Development, for a licensing, development and/or commercialization arrangement with respect to bicifadine, and XTL Development and DOV Pharmaceuticals subsequently entered into the License Agreement.

2. Compensation.

(a) As compensation to the Finders for their services, the Company hereby grants stock appreciation rights to each Finder pursuant to a Stock Appreciation Rights Agreement in the form of Attachment A hereto (the “Stock Appreciation Rights Agreements”), and corresponding registration rights pursuant to a Registration Rights Agreement in the form of Attachment B hereto (the “Registration Rights Agreements”).

(b) The stock appreciation rights granted to the Finders shall correspond to 27,665,742 ordinary shares of the Company (to be allocated in equal amounts to each Finder). The grant shall be effective as of the Effective Date, with the per share grant price of $0.34.

3. Indemnification.

(a) The Company shall, and shall cause XTL Development, to indemnify each Finder, and such Finder’s affiliates, officers, directors, employees, membership interest holders, agents and representatives (each of the foregoing, a “Finder Indemnitee”) against any claims, losses, damages, liabilities and costs (including attorneys fees) (“Losses”) incurred by such Finder (including in connection with any claim or action brought by a third party) as a result of the stock appreciation rights, any other transaction documents, the transactions contemplated hereunder (including, but not limited to, the in-licensing of bicifadine or the development and/or commercialization of bicifadine), including as a result of actions or omissions by agents, representatives, or employees of the Company or XTL Development, except to the extent any such Losses result from the gross negligence or willful misconduct of the applicable Finder Indemnitee.

(b) Expenses incurred by a Finder Indemnitee in defending a claim or proceeding covered by this Section 3 shall be paid by the Company to such Finder Indemnitee in advance of the final disposition of such claim or proceeding provided such Finder Indemnitee undertakes to repay such amounts if it is ultimately determined that such Finder Indemnitee was not entitled to be indemnified under this Section 3.

4. Right of First Negotiation.

In the event XTL Development seeks to terminate the License Agreement, the Company shall cause XTL Development to first offer to negotiate with the Finders an assignment and transfer of XTL Development’s rights and obligations under the License Agreement to the Finders. If the Finders so elect, the Company shall cause XTL Development to exercise commercially reasonable efforts to negotiate such an assignment and transfer with the Finders, and to cooperate reasonably to obtain any necessary consents therefore, including, without limitation, from DOV Pharmaceuticals.

5. Expenses.

The Company agrees that, within thirty (30) days after its receipt of any applicable invoices delivered by a Finder from time to time, the Company shall reimburse such Finder for all legal fees reasonably incurred by it and set forth in such invoice(s) in connection with the transactions contemplated hereunder, including, without limitation, the drafting and negotiation of this Agreement, the related stock appreciation rights agreements, the related registration rights agreements, and the Term Sheet, provided, however, that the aggregate of reimbursements owed by the Company pursuant to this Section 5 shall not exceed $100,000.

6. Confidentiality.

(a) During the term of this Agreement and for a period of five (5) years thereafter, each Finder will hold all Confidential Information in confidence, and will not disclose, use, copy, publish, summarize, or remove from the premises of the Company any Confidential Information, except as necessary to carry out its responsibilities hereunder. “Confidential Information” means all information related to any aspect of the business of the Company or any of its affiliates which is either information not known by actual or potential competitors of the Company or any of its affiliates or is proprietary information of the Company or any of its affiliates, whether of a technical nature or otherwise. Confidential Information is to be broadly defined and includes but is not limited to confidential information received from third parties which is not in the public domain, products, inventions, innovations, ideas, discoveries, disclosures, designs, methods, formulas, patterns, compilations, software, databases, programs, trade secrets, works of authorship, developmental or experimental work, systems, devices, processes, techniques, improvements, know-how, licenses, data, reagents, gene sequences, cell lines, assays, algorithms, data tests, patents, patent applications, trademarks, intellectual properties, instruments, materials, products, patterns, compilations, programs, techniques, sequences, designs, research or development activities and plans, specifications, computer programs, models, results, analyses, costs of production, prices, budgets, financial information and forecasts, product plans, marketing plans and strategies, volume of sales, promotional methods, agreements and lists of names or classes of customers or personnel, and lists of suppliers, business plans, business opportunities, or financial statements.

(b) Notwithstanding the foregoing, with respect to each Finder, “Confidential Information” does not include information that, as evidenced by written records: (i) is or later becomes available to the public through no breach of this Agreement by such Finder; (ii) is obtained by such Finder from a third party who had the legal right to disclose the information to such Finder; (iii) is already in the possession of such Finder on the date this Agreement becomes effective, as evidenced by written records; or (iv) was developed by such Finder independently of the performance of their services hereunder and without the use, directly or indirectly, of any Confidential Information.

(c) In the event a Finder is required by law, government regulation or court order to disclose any Confidential Information, such Finder shall provide prompt written notice to the Company in order to permit the Company and its affiliates the maximum time to obtain protective or confidential treatment of the Confidential Information prior to disclosure.

7. Independent Contractor.

The parties acknowledge and agree that each Finder has performed its services hereunder as an independent contractor, and nothing in this Agreement will in any way be construed to constitute such Finder as an agent, partner, joint venturer, employee or representative of the Company. No Finder, nor any agent acting on behalf of any Finder, will enter into any agreement or incur any obligations on the Company’s behalf or commit the Company in any manner or make any representations, warranties or promises on the Company’s behalf or hold itself (or allow itself to be held) as having any authority whatsoever to bind the Company without the Company’s prior written consent, or attempt to do any of the foregoing.

8. Assignment and Transfers.

This Agreement may not be assigned by the Company without the prior written consent of the Finders, except to any Affiliate of the Company or in connection with the acquisition (whether by merger, consolidation, sale or otherwise) of the Company or all or substantially all of the assets of the Company by a third party. This Agreement may not be assigned by any Finder without the prior written consent of the Company. For purposes of this Section 8, an “Affiliate” of the Company shall mean a third-party that directly or indirectly controls, is controlled by, or is under common control with, the Company.

9. Amendments; Waiver.

No modification to any provision of this Agreement shall be binding unless in writing and signed by the Company and the Finders. No waiver of any rights under this Agreement will be effective unless in writing signed by the party to be charged.

10. Applicable Law; Venue.

The validity, construction, interpretation and effect of this Agreement shall be governed by and construed in accordance with the laws of the State of New York, USA, without giving effect to the conflicts of laws provisions thereof. The Finders and the Company hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the State of New York, USA and of the United States of America located in the State of New York, USA for any actions, suits or proceedings arising out of or relating to this Agreement. The Finders and the Company hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, in the courts of the State of New York, USA or the United States of America located in the State of New York, USA and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. In the event of any legal proceedings brought by the Company or any Finder in connection with the matters contemplated under this Agreement, the non-prevailing party shall reimburse the prevailing party for all legal fees reasonably incurred by such prevailing party in connection with the relevant dispute(s) promptly after the issuance of any final judgment with respect to such dispute(s).

11. Notices.

All notices and other communications under this Agreement shall be in writing and shall be given by personal or courier delivery, facsimile, electronic transmission or certified mail, return receipt requested, and shall be deemed to have been duly given upon receipt if personally delivered or delivered by courier, on the date of transmission if transmitted by facsimile or other electronic means, or three days after mailing if mailed via first class mail, to the addresses of the Company and the Finders set forth below:

(a)	if to the Company, to:

XTL Biopharmaceuticals Ltd.
711 Executive Boulevard, Suite Q
New York, NY 10989
Attention: Ron Bentsur
Facsimile: (845) 267-0926

with a copy to:

Alston & Bird LLP
90 Park Avenue
New York, New York 10016
Attn: Mark F. McElreath, Esq.
Facsimile: (212) 210-9444

and:

Kantor & Co. – Law Offices
Oz House, 12th Floor
14 Abba Hillel Silver Road
Ramat Gan, Israel 52506
Attn: Ronen Kantor
Facsimile: + 972-3-6133372

(b)	if to Quogue, to:

Quogue Bioventures LLC
c/o Quogue Capital LLC
1285 Avenue of the Americas, 35th Floor
New York, NY 10019
Attention: Wayne Rothbaum
Facsimile: (212) 554-4450

with a copy to:

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178
Attention: Jedd Wider, Esq.
Facsimile: (212) 309-6001

(c)	if to Antecip, to:

Antecip Bioventures LLC
630 Fifth Avenue, Suite 2074
New York, NY 10111
Attention: Herriot Tabuteau
Facsimile: (212) 332-3468

with a copy to:

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178
Attention: Jedd Wider, Esq.
Facsimile: (212) 309-6001

Any party may change such party’s address for notices by notice duly given pursuant to this Section 11.

12. Validity.

If any provision of this Agreement is determined to be invalid in whole or in part for any reason, such unenforceable or invalid provision shall not affect the legality, enforceability or validity of the rest of this Agreement. If any provision is stricken in accordance with the previous sentence, then the stricken provision shall be replaced with a legal, enforceable and valid provision that is as similar in tenor to the stricken provision as is legally possible. The provisions of this Agreement are intended solely for the benefit of the Company and the Finders, and their respective permitted assigns.

13. Further Assurances.

The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

14. Entire Agreement.

This Agreement, together with the Stock Appreciation Rights Agreements and the Registration Rights Agreements, constitutes and contains the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes any prior or contemporaneous oral or written arrangements or understandings, including, without limitation, the Term Sheet. Each party acknowledges and agrees that they have not made any representations, warranties or agreements of any kind regarding the subject matter hereof, except as expressly set forth in this Agreement, the Stock Appreciation Rights Agreements or the Registration Rights Agreements.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Finders’ Agreement as of the date first written above.

XTL BIOPHARMACEUTICALS LTD.

By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer

XTL DEVELOPMENT, INC.

By:	/s/ Ron Bentsur
Ron Bentsur
President

QUOGUE BIOVENTURES LLC

By:	/s/ Wayne Rothbaum
Wayne Rothbaum
Manager

ANTECIP BIOVENTURES LLC

By:	/s/ Herriot Tabuteau
Herriot Tabuteau
Manager

ATTACHMENT A

FORM OF STOCK APPRECIATION RIGHTS AGREEMENT

(see attached)

ATTACHMENT B

FORM OF REGISTRATION RIGHTS AGREEMENT

(see attached)